# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Orchestra BioMed Holdings, Inc., CIK 0001814114
CUSIP: 68572M106
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 150 UNION SQUARE DRIVE, NEW HOPE, Virginia (VA), 18938
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001437749-23-002597
Filed by CIK 0001613103

## Reporting persons
- Medtronic plc: type of reporting person: other (OO); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 10,078,625; sole dispositive power 0; shared dispositive power 10,078,625; aggregate amount beneficially owned 10,078,625 (17.8% of the class)
  Comment: Calculated based on 56,464,731 shares of Common Stock issued and outstanding as of November 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 10, 2025.
- Covidien Group S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 10,078,625; sole dispositive power 0; shared dispositive power 10,078,625; aggregate amount beneficially owned 10,078,625 (17.8% of the class)
  Comment: Calculated based on 56,464,731 shares of Common Stock issued and outstanding as of November 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 10, 2025.

## Item 1. Issuer
Name of issuer: Orchestra BioMed Holdings, Inc.
Address of issuer's principal executive offices: 150 UNION SQUARE DRIVE, NEW HOPE, VIRGINIA, 18938.

## Item 2. Person Filing
Name of person filing:
Medtronic plc

Covidien Group S.a.r.l.
Address of principal business office or, if none, residence:
Medtronic plc: Building 2, Parkmore Business Park West, Galway, Ireland

Covidien Group S.a.r.l., Ground Floor, Espace Monterery, 40 Av Monterey, L-2163 Luxembourg
Citizenship:
Medtronic plc: Ireland

Covidien Group S.a.r.l.: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Cover Pages, Items 5 through 11.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement between Medtronic plc and Covidien Group S.a.r.l., dated as of February 6, 2023, filed as Exhibit 1 to the Schedule 13G filed on February 6, 2023.

## Signatures
- Medtronic plc: /s/ Brian Sandstron, Assistant Secretary (02/27/2026)
- Covidien Group S.a.r.l.: /s/ Salvador Sens, General Manager (02/27/2026)